Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

June 26, 2024

Eileen Smiley, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:           Venerable Variable Insurance Trust (File Nos. 811-23910 and 333-274984)

Dear Ms. Smiley:

On behalf of Venerable Variable Insurance Trust (the “Trust”), this letter responds to comments regarding the Trust’s pre-effective amendment no. 3 to the registration statement on Form N-1A. For your convenience, set forth below are your comments followed by the Trust’s responses.

As discussed previously, please note that the Trust’s investment adviser, Venerable Investment Advisers, LLC, is registered with the Securities and Exchange Commission as of June 14, 2024. In addition, the Trust’s audited seed financial statements have been reissued as of June 1, 2024; however, no substantive changes were made. Finally, the Trust has removed the Venerable US Large Cap Core Equity Fund from the Trust’s registration statement.

1.	We note the Trust’s responses in previously filed letters responding to this comment. Because the application with the Securities and Exchange Commission requesting an order exempting the Trust from Section 15(a) of the 1940 Act and certain disclosure obligations, including disclosure obligations under Item 19(a)(3) of Form N-1A, has not yet been granted, please disclose the advisory fees payable to each sub-adviser and money manager, including the method of calculating such fees, consistent with Item 19(a)(3) of Form N-1A.

Response: The Trust has disclosed the requested information.

2.	We note the Trust’s responses to comments 6-8 in the response letter dated May 10, 2024. As discussed, please revise various sections of the Trust’s Declaration of Trust to clarify that (i) certain persons will not be indemnified for liability for willful misfeasance, bad faith, gross negligence, or reckless disregard of their duties involved in the conduct of their offices and (ii) certain restrictions do not apply to claims arising under the federal securities laws. Please make

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1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
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corresponding updates to the Statement of Additional Information and Item 30 of Part C, as applicable.

Response: The Trust has made the requested revisions.

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If you have any questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum
Magda El Guindi-Rosenbaum

cc:            Kristina Magolis

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